SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                      (Amendment No.     )*

                   Galileo International, Inc.
   -----------------------------------------------------------
                        (Name of Issuer)

                  Common Stock, $.01 par value
   -----------------------------------------------------------
                 (Title of Class of Securities)


                           363547 10 0
   -----------------------------------------------------------
                         (CUSIP Number)

                          June 3, 1999
   -----------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     [ ] Rule 13d-1(b)
     [x] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on following page(s))

CUSIP NO.  363547 10 0           13G            Page 2 of 5 Pages
_________________________________________________________________

1)  Name of Reporting Persons

    United Air Lines, Inc. and Covia LLC  (United Air Lines, Inc.
is the sole member/manager of Covia LLC, a Delaware limited liability company)

I. R. S. Identification Nos. of Above Persons (entities only)

    36-2675206
_________________________________________________________________

2)  Check the Appropriate Box if a Member of a Group  (See Instructions)
   (a)
   (b)  X
_________________________________________________________________

3)  SEC Use Only
_________________________________________________________________

4)  Citizenship or Place of Organization
    Delaware

_________________________________________________________________

Number of           (5)  Sole Voting Power   15,940,000 subject to
Shares Bene-             Stockholders' Agreement
 ficially           (6)  Shares Voting Power 0
Owned by
Each Report-        (7)  Sole Dispositive Power   15,940,000 subject
 ing Person              to Stockholders' Agreement
With                (8)  Shared Dispositive Power 0
_________________________________________________________________

9)  Aggregate Amount Beneficially Owned by Each Reporting Person

    15,940,000
_________________________________________________________________

10)  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares  (See Instructions)
_________________________________________________________________

11)  Percent of Class Represented by Amount in Row (9)

     15.2%
_________________________________________________________________

12)  Type of Reporting Person  (See Instructions)

    United Air Lines, Inc. = CO
    Covia LLC = OO (a limited liability company)
_________________________________________________________________

                                                Page 3 of 5 Pages
Item 1(a).

Name of Issuer:  Galileo International, Inc.

Item 1(b).


Address of Issuer's Principal Executive Offices:  9700 West
Higgins Road, Suite 400, Rosemont, Illinois  60018

Item 2(a).

Name of Person Filing:  United Air Lines, Inc. and Covia LLC

Item 2(b).

Address of Principal Business Office or, if none, Residence:
1200 East Algonquin Road, Elk Grove Township, IL 60007

Item 2(c).

Citizenship:  Inapplicable

Item 2(d).

Title of Class of Securities:  Common Stock, $.01 par value

Item 2(e).

CUSIP Number:  363547 10 0

Item 3.

Inapplicable

Item 4(a).

Ownership.

     (a)  Amount Beneficially Owned:  15,940,000

     (b)  Percent of Class:  15.2%


                                                Page 4 of 5 Pages


     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:
15,940,000, subject to that certain Stockholders' Agreement, dated as of July 30, 1997 (the "Stockholders' Agreement"), among
Galileo International, Inc., certain of its stockholders and certain related parties of such stockholders.

          (ii)  shared power to vote or to direct the vote:  0

          (iii)  sole power to dispose or to direct the
disposition of:  15,940,000, subject to the Stockholders'
Agreement

          (iv)  shared power to dispose or to direct the
disposition of:  0

Item 5.

Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.

Ownership of More than Five Percent on Behalf of Another Person:
Inapplicable

Item 7.

Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company:  Inapplicable.

Item 8.

Identification and Classification of Members of the Group:
Inapplicable

Item 9.

Notice of Dissolution of Group:  Inapplicable

                                                Page 5 of 5 Pages


Item 10.

Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     January 26, 2000


Signature:     UNITED AIR LINES, INC.

               By:  /s/ Mary Jo Georgen
                    ----------------------
               Name/Title:  Mary Jo Georgen, Assistant Corporate
                            Secretary

               COVIA LLC

               By:  /s/ Mary Jo Georgen
                    ----------------------
               Name/Title:  Mary Jo Georgen, Assistant Secretary